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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of JULY 2002

                        THE DESCARTES SYSTEMS GROUP INC.
                 (Translation of registrant's name into English)


                                120 Randall Drive

                                Waterloo, Ontario

                                 Canada N2V 1C6

                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


            Form 20-F                               Form  40-F   X
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes                                       No   X
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     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

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     The registrant announced on August 1, 2002 that it is offering to purchase for cancellation up to U.S.$51,428,571 aggregate principal amount of its 5.50% Convertible Unsecured Subordinated Debentures due July 30, 2005 (the "Debentures"). The registrant will pay a cash price of U.S.$700 for each U.S.$1,000 principal amount of Debentures, plus accrued and unpaid interest (subject to any applicable withholding tax) to but excluding the date of purchase. The Debentures trade on the Toronto Stock Exchange under the symbol DSG.DB.U. As of July 30, 2002, there were outstanding Debentures in the aggregate principal amount of U.S.$72,000,000.

     The offer will be made by way of an issuer bid subject to various conditions typical of a transaction of this nature and will be open for acceptance until 5 p.m. EDT on September 6, 2002, unless extended or withdrawn. Management and the Board of Directors of the registrant believes that the proposed purchase of its Debentures is an effective use of the registrant's financial resources and in the best interests of its shareholders.

     The issuer bid circular with the terms of the offer and instructions for tendering Debenture will be mailed to holders of the Debentures on August 1, 2002 and filed with the U.S. Securities and Exchange Commission on Schedule 13E-4F and with the Canadian provincial securities regulators.

     In connection with the offering, the registrant is filing herewith as
Exhibit 1 a Press Release dated August 1, 2002.

     The Registrant is also filing herewith as Exhibit 2 Certain United States Federal Income Tax Considerations.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           THE DESCARTES SYSTEMS GROUP INC.
                                                    (Registrant)



Date: August 1, 2002                        By:      /s/ Paul Laufert
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                                            Name:    Paul Laufert
                                            Title:   EVP - Corporate Development

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                                    EXHIBITS


      Exhibit No.           Description
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           1                Press Release dated August 1, 2002
           2                Certain United States Federal Income Tax
                            Considerations